SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No.                     )1
Liveworld, Inc.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
5383Q109

(CUSIP Number)
December 31, 2007

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☑	Rule 13d-1(d)
     (1) The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	5383Q109	Page	2	of	7

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jeff Easton

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	5	SOLE VOTING POWER

NUMBER OF		3,613,800

SHARES	6	SHARED VOTING POWER *
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,613,800

WITH	8	SHARED DISPOSITIVE POWER *

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,613,800

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	11.7%

12	TYPE OF REPORTING PERSON *

	IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 5383Q109	13G	Page 3 of 7 Pages

Item 1(a).	Name of Issuer:

Liveworld, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

4340 Stevens Creek Boulevard, Suite 101, San Jose, CA, 95129

Item 2(a).	Name of Person Filing:

Jeff Easton

Item 2(b).	Address of Principal Business Office or, if None, Residence:

575 Lexington Ave, 4th Floor, New York, New York 10022

Item 2(c).	Citizenship:

USA

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

5383Q109

CUSIP NO. 5383Q109	13G	Page 4 of 7 Pages

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange A

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchan

(d)	☐	Investment company registered under Section 8 of the Investmen

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(

(f)	☐	An employee benefit plan or endowment fund in accordance with

(g)	☐	A parent holding company or control person in accordance with

(h)	☐	A savings association as defined in Section 3(b) of Federal De

(i)	☐	A church plan that is excluded from the definition of an inves 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP NO. 874263 10 6	13G	Page 5 of 7 Pages

Item 4.	Ownership.
     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned as December 31, 2007:
3,613,800 shares of common stock

(b)	Percent of class: 11.7%

(c)	Number of shares as to which such person has as of December 31, 2007:

(i)	Sole power to vote or to direct the vote 3,613,800 shares

(ii)	Shared power to vote or to direct the vote 0 shares*

(iii)	Sole power to dispose or to direct the disposition of 3,613,800 shares

(iv)	Shared power to dispose or to direct the disposition of 0*

*	550,000 shares are owned by Broad St. Capital LP. The General Partner of Broad ST. Capital LP manages the shares held by Broad ST. Capital LP. Jeff Easton is the managing member of the general partnership and has the power to direct the vote and/or disposition of the shares held by Broad ST. Capital LP. Jeff Easton disclaims beneficial ownership of the shares listed except to his pecuniary interest in the fund.
Broad St. Capital

CUSIP NO. 5383Q109	13G	Page 6 of 7 Pages

Item 5.	Ownership of Five Percent or Less of a Class.
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐ .

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2008
(Date)
/s/ Jeff Easton
(Signature)
Jeff Easton
(Name/Title)